

# COMPANY VISION

To provide the cannabis consumer with rapid acting, more effective products utilizing proprietary technology and unique delivery systems and products.



# WHY KAHUNA ICE

Currently, **Kahuna Ice** freeze pops are the only product of its kind in **ANY** legal cannabis infused market in the United States.

## ANYWHERE, ANYTIME

**Kahuna Ice** is just as delicious and effective as a freeze-at-home treat or as an **on-the-go** sleeve that can be added to a can of seltzer, a water bottle or consumed straight from the sleeve, **unfrozen**.

## CONSUMER IN MIND

Created with the consumer in mind, who wants the **choice of their** cannabinoid and how they consume it in a rapid acting formula that **TASTES GREAT**!


KAHUNA
icé
slumber party
Cabana
Frosé
RAPID ACTING
5MG THC
7.5MG CBN
THC


KAHUNA
icé
cannonball
Cabana
Margarita
RAPID ACTING
10MG THC
THC

## TECHNOLOGY

Utilizing a unique water soluble technology to increase the bioavailability of the cannabinoid, our formulas work in a variety of edible products that are not only rapid acting but taste great without the bitterness or weediness that is typical with "NANO" type products.

## QUICK RESULTS

Amazing bio-availability with on set times **from 3 to 10 minutes** for immediate relief and effect.

## MULTIPLE USES

**Kahuna Ice** is NOT just a freeze pop.









# Cannonball
### Anytime

**3-pack with 10mg THC in each Sleeve**
**Wholesale $3.75/MSRP $7.50**

## Colorado Adult Market

# Slumber Party
### For Sleep

**3-pack with 5mg THC and 7.5mg CBN in each sleeve**
**Wholesale $4.00/MSRP $8.00**

# GROWTH STRATEGIES



**01**
Launched **Kahuna Ice** into the Colorado Adult Market. **We are the only THC infused freeze pop in the legal cannabis industry in the US.**

**02**
Immediate expansion of **Kahuna Ice** into the New York Recreational Adult market. We have engaged with a Licensed Manufacturer/Cultivator with strong ties to the NY cannabis markets.

**03**
Expansion of Kahuna Ice focusing on the North East legal markets, with current engagement in New Jersey, and Massachusetts.

**04**
Utilization of EmulGen3 technology to expand our product line featuring White Label Gummies and Drink Enhancers.

# OUR COMPANY TIMELINE



## Fall 2022

### INTRODUCTION

Introduced **Kahuna Ice** into the Colorado Adult Cannabis Market



## Spring 2023

### MARKETING/ PROMOTION

Drive Kahuna Ice sales in Colorado.

Target of 40 Dispensaries by 7/1

Introduction of **Kahuna Ice** into additional Adult Cannabis markets (NY, NJ, Mass.).

Raise loan/capital investment



## 2023

### EXPANSION

Expansion through Joint Venture/Manufacturing (NY, NJ, Mass.)

Add White Label Gummies in Colorado Market



## 2023-2025

### CONTINUE TO EXPAND

Identify and pursue key relationships in additional states: AZ, NV, CA, MI, PA

# THE CANNABIS CONSUMER*

**As legal markets expand and dispensaries diversify their product offerings, consumer interest in trying new cannabis products will grow in the short term.** This presents an opportunity for operators and investors to explore innovative product forms and delivery methods.

In particular, younger consumers are more likely to be interested in new products and are more likely to use both flower and non-flower products, so focusing on this demographic could yield positive results.

While smokable products are the most commonly used forms of cannabis among consumers, ingestible and topical forms are most appealing to **non-consumers**.

**62%**

of consumers say they typically spend $20-99.

THC potency and effect of the product are the attributes that consumers say are most relevant in deciding which product to choose.

Among men, the most important attribute is THC potency; for women it is the effect.

**44%**

of current consumers express interest in trying **new cannabis products**

**61%**

use for sleep (improving quality or falling asleep).

*New Frontier Data: 2023 An Overview of Consumers Today

# COLORADO-COST OF PRODUCTION

Cannonball 3-pack



| Wholesale 3-pk | $3.00 |
| Manufacturing | ($1.31) |
| Net Revenue | $1.69 |

## MANUFACTURING

Sleeve Film
Mylar Bag
Juice
THC/CBN Solution
Manufacturing/Fullfillment

Slumber Party 3-pack



| Wholesale 3-pk | $3.50 |
| Manufacturing | ($1.38) |
| Net Revenue | $2.12 |

# COLORADO SALES ESTIMATES

| Year | 3-Pks Sold/Day | Number of Dispensaries | Avg. Wholesale Price | Avg Net Revenue | Daily Net Revenue | Monthly Net Revenue |
|------|----------------|------------------------|----------------------|-----------------|-------------------|---------------------|
| 2023 | 15 | 40 | $3.25 | $1.91 | $1,146 | $34,380 |
| 2024 | 15 | 80 | $3.50 | $2.10 | $2,520 | $75,600 |
| 2025 | 15 | 100 | $3.50 | $2.10 | $3,150 | $94,500 |

Colorado Adult Market has approximately
**669 active retail dispensary licenses.***

*Source: Colorado MED Dashboard

# FINANCIAL PROJECTIONS

**Kahuna Ice--Colorado Adult**



# LAUNCH-COLORADO-2023

As of May 1, 2023 we have called on and placed samples with approximately 100 individual dispensary groups which represents 200+ total stores

-Total Colorado Recreational Market has approximately **671 retail dispensary licenses**

We received and delivered orders to 10 dispensaries in April 2023.

After extensive testing by both a 10 dispensary group and a 20 dispensary group we have received confirmation that they will bring our product online beginning in June 2023.

-We have entered into a Consignment agreement with the 20 Dispensary group and will start with Kahuna Ice in 6 stores. Expected expansion to all 20 stores by 9/15/2023. This Group was NOT    expecting to bring on any new products in 2023  but obviously loved Kahuna Ice.

The **only** objection that we have had with the product has been some people feel it's a **seasonal product.**

-Everyone loves the flavors and efficacy.

Colorado has experienced a downturn in Cannabis sales in 2023 for the first time in it's history since legalization in 2012. Many dispensaries are sitting on slow moving or unsaleable products, primarily edibles. There are over **800 gummy skus** in the Colorado market.

**There is only <u>ONE</u> sku for Freeze Pops:  Kahuna Ice.**

# COLORADO-2023 LAUNCH

## Industry Responses from Kahuna Ice Samples

“Quite fast acting. 5-10 min for beginning effect, 15-20min for full effect. No strong hashy taste. Great frozen smoothie flavours. “

Flavor is excellent. The margarita one was the first I grabbed! Perfect for a hot summer day! Fun, unique concept!



KAHUNA

“Amazing and fast acting ice pops. The flavors were all absolutely tasty. I would buy these in a heartbeat from any dispensary. We need to have these on our shelves yesterday! Never had anything like this before, and was very, very impressed.”

“The otter pop you never knew you wanted. Literally an adult ice pop. Shake well before freezing! “

# MARKETING-COLORADO-2022-2023



KAHUNA
icé
SHOP US ON
leaflink
CONTACT US
HELLO @ KAHUNACANNABIS.CO
KAHUNACANNABIS.CO
Fruit Infused
Ice Pops
SIX
BOLD
FLAVORS


Introductory Postcard



ASK YOUR BUDTENDER ABOUT
FREEZE
POPS?!
Fruit Infused
6 BOLD FLAVORS
2 AMAZING FORMULAS
RAPID ACTING
KAHUNA


Dispensary Display

# WHITE LABEL GUMMIES

Utilizing the unique water soluble technology, we provide the Dispensary with a product that tastes as good if not better than most, that is rapid acting at a cost that is substantially lower than the competition.

We provide a compliant generic mylar bag, add the dispensaries logo/sticker with **Wave Provided by Kahuna**

## Cost of Manufacturing

| | |
|---|---|
| Wholesale 10 Pieces 100mg | $6.00 |
| Manufacturing | ($3.50) |
| Cost of EmulGen3 | ($0.90) |
| Net Revenue/10 Pack | $1.60 |

**MSRP**
**$12.00**



Benefits to the Dispensary are:
-Higher margins
-Manage cash flow better
-Focus selling YOUR product vs THEIRS
-We/they aren't competing directly with the Big Brands
-Helps develop the Dispensary's brand and loyalty.

# MEET THE TEAM



## STEVE CRUISE

Steve started his career in the financial industry as a Licensed Series 7 and eventually added personal and business insurance to his book. After 7 years of finance, it was time for a change and he spent the next 25+ years in the mining industry specializing in crushing, screening and mineral processing equipment in various capacities. Ranging from salesman of a local equipment dealer to Regional VP of a large international manufacturer to owning and operating a machine shop specializing in large mechanical and electric motor repair to owning his own equipment brokerage company selling used and refurbished equipment both domestically and internationally. Seeing the effects of the Colorado legal marijuana market and the hemp/CBD market was just starting to bloom, Steve entered into the industry by forming an insurance brokerage that focused on products for the hemp and the legal cannabis spaces. Through these connections he discovered the realm of water solubility and how it made the medicine better which led to investigating various technologies and products that could be produced for health benefits and aid for sleep issues. During Covid, he found a technology that was unlike others on the market and he started making gummies and freeze pops in his kitchen at home and Kahuna Ice was born.



## ED SCHERER

Ed has had a long and highly successful career spanning many decades and varied industries. He graduated from Susquehanna U. where he received his Bachelor of Sciences degree in Business Management. Upon graduation he embarked on a long and highly successful career at Xerox Corporation. Ed held numerous sales and management positions, ultimately responsible for negotiating major contracts and multi-million dollar sales with the largest US clients. After leaving Xerox, Ed opened a Swim Team dealership, which as sole owner he developed into a multi-million-dollar business in a few short years. He then re-entered the Print Management world and started his own Print Management Company, Premier Asset Solutions. which he ultimately transitioned to a larger company, S3 LLC. As co-owner and managing partner, Ed helped establish the company and helped develop S3 into a highly successful Print Management enterprise, recognized for ten consecutive years by Xerox Corp as a Premier Xerox Re-seller. In 2019 Ed was brought on board by Entourage Therapeutics to help develop and implement a business and sales plan for their high-tech Cannabis product, a PMDI Inhaler. This entrée into the Cannabis world was an eye opener for him, where he ultimately decided to join Steve Cruise at Water Brands, to help build the brand and develop and implement a Business Plan around their unique technology, EmulGen3.

 



# Thank you!



Steve
Cruise
steve@kahunacannabis.co



Ed Scherer
ed@kahunacannabis.co

**www.kahunacannabis.c**
o

Water Brands, LLC